Exhibit 99.3
Letter to be issued upon request to key contacts (e.g., vendors, referral sources, payers).
(See following page)

5200 Maryland Way Suite 400 Brentwood, TN 37027 615-221-8884 615-373-1947 (fax)
Dear
On April 28, 2010, American HomePatient announced an agreement with our senior debt holders and our largest stockholder, Highland Capital Management, that will create a stronger company going forward. This, in turn, will allow American HomePatient to continue providing the services patients need and to grow the company for the long term.
While the agreement involves the conversion of American HomePatient from a public to a private company, please be assured that we expect the transition to be seamless for all of our constituencies and business partners, including customers, vendors, referral sources and payers. We expect no changes or disruption in our ability to continue providing our full range of high-quality products and services.
The plan is subject to approval by stockholders, but since Highland Capital controls 48 percent of our outstanding stock, and the 67 cents tender price is a significant premium to the market value at August 1, 2009 when the debt matured, we expect that the plan will be approved. The plan contemplates that American HomePatient will commence a tender offer to acquire all outstanding shares of stock not held by Highland or its affiliates. In addition, the plan contemplates that American HomePatient’s long-term debt will be restructured and Highland will assume full control of the business.
We are pleased that we have been able to come to an agreement that is beneficial to all parties, resolves all issues with our debt holders, and enables American HomePatient to continue as a viable company.
As always, we thank you for your support and look forward to working with you in the future.
Sincerely,
This communication may be deemed to be solicitation material regarding the reincorporation merger described herein. In connection with the reincorporation merger, American HomePatient, Inc. intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the proxy statement and other relevant documents free of charge at the SEC’s web site, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available.
American HomePatient, Inc. and its directors may be deemed to be participants in the solicitation of proxies in connection with the reincorporation merger. Information about the directors of American HomePatient, Inc. is set forth in its proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2009.
This communication is not an offer to participate in the tender offer described herein. When and if the tender offer is commenced, a tender offer statement and additional materials will be made available. IN THAT EVENT, STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholder will be able to obtain these materials free of charge on the SEC’s website, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available and their availability is subject to the determination to commence the tender offer.

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